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                              August 28, 2023

       Cornelius Boersch
       Chief Executive Officer
       Mountain & Co. I Acquisition Corp.
       4001 Kennett Pike, Suite 302
       Wilmington, DE 19807

                                                        Re: Mountain & Co. I
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 17,
2023
                                                            File No. 001-41021

       Dear Cornelius Boersch:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 17, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity in a target company,
any price appreciation in the combined company, and the warrants,
 Cornelius Boersch
Mountain & Co. I Acquisition Corp.
August 28, 2023
Page 2
      which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameCornelius Boersch
                                                          Division of
Corporation Finance
Comapany NameMountain & Co. I Acquisition Corp.
                                                          Office of Real Estate
& Construction
August 28, 2023 Page 2
cc:       Mario Schollmeyer, Esq.
FirstName LastName